August 23, 2017

TSX: SAM

Starcore Appoints New Chief Operating Officer

Vancouver, British Columbia – Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) is pleased to announce the appointment of Mr. Salvador Garcia as Chief Operating Officer responsible for all of Starcore’s operations at the Company’s San Martin Mine in Queretaro, Mexico.

Prior to joining Starcore, Mr. Garcia was most recently Country Manager of Mexico at First Majestic Silver Corp., after serving as First Majestic’s Chief Operating Officer from July 2014 to March 2017. Mr. Garcia has over 39 years of experience in the mining industry in Mexico with extensive experience in development and production including open pit and underground operations. He served as the Vice President of Operations and New Projects at First Majestic Silver Corp. from January 2013 until June 2014. Before joining First Majestic, Mr. Garcia was with Luismin for a period of 20 years prior to its acquisition by Goldcorp, where he held several positions from General Manager to Director of Operations. He was later promoted to the senior management team of Goldcorp where he served as Vice President & General Director for Mexico for five years.

Mr. Garcia holds a B.Sc. degree in Mining Engineering from the Guanajuato University School of Mines in Mexico. In addition, Mr. Garcia is President of the Mining Cluster of Sonora State, a member of the Camimex (the Mexican Mining Chamber) Advisory Board; a member of the Mining Cluster of Zacatecas State and a member of the Mining Advisory Board of San Luis Potosi State.

“We are proud to have Salvador join our management team as Chief Operating Officer,” said Robert Eadie, President & CEO of Starcore. “He has distinguished himself in Mexico’s mining industry, and with his vast experience in operating mining projects and his work with major mining companies, he adds a depth to our management that will help us propel Starcore to a new level of asset building and growth.”

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these

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properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.